Exhibit 99.13

This document is an English translation of the original Dutch report. In the event of any discrepancy between the Dutch and English versions,

the Dutch version shall prevail.

Warehouses De Pauw NV

public regulated real estate company under Belgian law

Blakebergen 15

1861 Wolvertem

RLE Brussels, Dutch division

company number: 0417.199.869

(WDP or the Company)

REPORT ON THE STATUTORY FINANCIAL STATEMENTS

the Annual General Meeting of WDP dated April 29, 2026

Dear shareholders,

In accordance with our legal and statutory obligations, we hereby report on the exercise of our mandate for the financial year ended December 31, 2025, and submit the financial statements for the financial year ended December 31, 2025, for your approval.

1.	A fair presentation of the Company’s development and results and of its financial position, as well as a description of the principal risks and uncertainties it faces.

1.        Discussion of the balance sheet

Real estate portfolio

According to the independent valuation experts Stadim, Jones Lang LaSalle, and BNP Paribas Real Estate, the fair value1 of WDP’s real estate portfolio, in accordance with IAS 40, amounts to 2,411.0 million euros on December 31, 2025, compared to 2,316.2 million euros at the beginning of the financial year (including Assets held for sale). Together with the fair value measurement of the investments in solar panels2, the total portfolio value increases to 2,472.8 million euros, compared to 2,383.5 million euros at the end of 2024.

The value of 2,411.0 million euros includes completed properties (standing portfolio)3 amounting to 2,334.4 million euros compared to 2,195.3 million euros at the beginning of the financial year. This change is attributable to several factors: 1) an increase is primarily the result of the completed project in Bornem – (100% pre-leased) – Genk (100% pre-leased) 2) an increase is also attributable to the acquisition of the sites in Courcelles, Lokeren, five urban distribution sites (Antwerp, Namur, Sint-Katelijne-Waver, Wevelgem, and Evergem), and Mechelen 3) a decrease attributable to the sale of the site in Liège.

The limited negative revaluation of the portfolio in 2025 (-0.1% of the total portfolio value) is primarily attributable to a slight decline in the occupancy rate of the real estate portfolio. The occupancy rate was 95.6% as of December 31, 2025, compared to 97.4% as of December 31, 2024. Estimated market rents and required rates of return — two key parameters used by the real estate experts — remained virtually stable compared to the end of 2024.

Projects under development represent a value of 44.0 million euros. These primarily include the projects in Kontich (redevelopment), Grimbergen and Lokeren (100% pre-leased).

In addition, there are land reserves in locations including Willebroek, Genk and Westerlo with a fair value of 32.6 million euros.

As of December 31, 2025, the solar panels were valued at a fair value of 61.8 million euros. The solar panels are recognized on the balance sheet under the category Other tangible fixed assets.

1 For the precise valuation methodology, please refer to the BE-REIT press release dated November 10, 2016.

2 Investments in solar panels are valued in accordance with IAS 16 using the revaluation model.

3 Includes a right-of-use asset of 51 million euros, related to the land held under a concession in accordance with IFRS 16.

1

This document is an English translation of the original Dutch report. In the event of any discrepancy between the Dutch and English versions,

the Dutch version shall prevail.

Overall, the portfolio is currently valued at a gross rental yield of 5.5%. The gross rental yield after adding the estimated market rental value of the non-leased areas amounts to 5.7%.

Financial fixed assets

These consist of Financial assets at amortized cost — Other amounting to 3,255.6 million euros. The (small) subsidiaries are largely financed by the parent company WDP NV.

Investments accounted for using the equity method

Investments accounted for using the equity method amounted to 2,826.8 million euros at the end of 2025. The increase of 234 million euros is primarily attributable to:

-	a distribution of the gross dividend by WDP Nederland N.V. (-45 million euros);
-	the share in the results of the participations accounted for using the equity method (+161 million euros);
-	a capital increase in the sub-subsidiary WDP-Gosselin NV (+1 million euros);
-	Acquisitions of participations in Alcovil NV, Matemco NV, Pielon BV, and WDPBrownfieldlaan BV (+103 million);
-	other (+14 million euros).

Equity

Shareholders’ equity (IFRS) amounted to 5,018.2 million euros on December 31, 2025, compared to 4,745.9 million euros on December 31, 2024. This increase resulted from:

-	the growth of the capital base through profit generation during 2025 (+354 million euros);
-	the payment of the dividend and the capital increase in connection with the optional dividend relating to the financial year 2024 (-164 million euros);
-	changes in the fair value of the solar panels (–10 million euros);
-	the capital increases through contributions in kind by Pielon BV and by Wholesale Real Estate Belgium NV, Kris De Leeneer BV and Hino Motors (Europe) NV (+87 million euros);
-	the impact of pre-hedge instruments (–11 million euros);
-	other (15 million euros).

Debt

Total financial debt (long-term and short-term) increased during 2025, from 3,063.6 million euros as of December 31, 2024 to 3,495.5 million euros at the end of December 2025. Debt and liabilities included in the calculation of the debt ratio in accordance with the RREC-RD increased from 3,154.8 million euros to 3,581.7 million euros. At the same time, the total assets (taken into account for the debt ratio calculation) increased from 7,876.4 million euros to 8,610.4 million euros. As a result, the statutory debt ratio increased during 2025 from 40.1% as of end of December 2024 to 41.6% at the end of 2025.

At company level, outstanding long-term financial debt consists of rollover and full revolving credit facilities amounting to 1,997.2 million euros, bond loans amounting to 1,244.2 million euros, and financial leasing with a remaining maturity of more than one year amounting to 1.0 million euros.

At company level, outstanding short-term financial debt consists of short-term roll over and fully revolving credit facilities amounting to 60,4 million euros, straight loans amounting to 20,0 million euros, commercial papers outstanding amounting to 112.5 million euros, financial leasing with a remaining maturity of less than one year amounting to 0.2 million euros and short-term bond loans amounting to 60.0 million euros.

The weighted average maturity of WDP’s outstanding financial debt as of December 31, 2025 amounts to 4.3 years4. When only the total drawn and undrawn long-term credit facilities are taken into account, the weighted average maturity is also 4.6 years. The average cost of the debt amounted to 2.4% in 2025.

The hedge ratio which measures the percentage of financial debt with a fixed or floating interest rate that is subsequently hedged, primarily through Interest Rate Swaps (IRSs) amounts to 89.7% (consolidated 89%) with a weighted average hedge maturity of 4.2 years.

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This document is an English translation of the original Dutch report. In the event of any discrepancy between the Dutch and English versions,

the Dutch version shall prevail.

2.	Discussion of the results

Summary

WDP’s EPRA Earnings for 2025 amount to 218.0 million euros. This result represents an increase of 16.6% compared to the 186.9 million euros reported in 2024.

This increase in EPRA Earnings is primarily driven by pre-leased new construction projects and the organic growth through the indexation of rental contracts, as well as newly completed acquisitions, solar energy revenues, and certain one-time revenues.

Statutory EPRA Earnings per share amounted to 0.95 euros, compared to 0.84 euros for the same period last year, taking into account the weighted average number of outstanding shares over the period5.

Consolidated EPRA Earnings amount to 1.53 euros compared to 1.50 euros in 2024, representing a year-on-year increase of 2% Based on the increase in consolidated EPRA Earnings, WDP’s Board of Directors will propose to the General Meeting that a total dividend of 1.23 euros gross, or 0.861 euros net, per share, will be paid for 20256. This represents a 2.5% increase compared to the 2024 level of 1.20 euros gross.

Real estate results

The real estate result amounts to 125.4 million euros for 2025, an increase of 6.2% compared to the previous year (118.1 million euros). The increase is attributable to the continued growth of the portfolio in 2024–2025, primarily through new pre-leased projects. On a like-for-like basis, rental income increased by approximately 1.7% as a result of rising inflation averaging 3.2% in 2025 compared to 2.7% in 2024, offset by the lower occupancy rate.

The real estate result also includes 9.8 million euros in revenue from solar panels, compared to 7.2 million euros last year. This increase is primarily due to the continued rollout of additional PV installations at new sites and the expansion of existing installations. Furthermore, solar radiation during the 2025 financial year was higher than in 2024.

Other operating income and expenses include some non-recurring income amounting to approximately 0 million euros.

Operating real estate result (before the portfolio result)

Operating income (before the portfolio result) amounts to 156.5 million euros in 2025, an increase of 33.2% compared to the same period last year (117.5 million euros).

Financial result (excluding changes in the fair value of financial assets and liabilities)

The financial result (excluding changes in the fair value of financial assets and liabilities) amounts to 55 million euros for 2025, a decrease compared to last year (-12.9 million euros).

Portfolio result

The result on the portfolio for the full financial year amounts to -5.4 million euros or -0.02 euros per share. For the same period last year this result (based on the weighted average number of shares) amounted to 9 million euros, or 0.04 euros per share.

The result on the disposal of investment properties amounted to 1.9 million euros. In 2025, the Liège-Trilogiport location and a part of the property in Leuven (Vaart 25–35) were sold.

4 Including short-term debt: this consists primarily of the commercial paper program, which is fully backed by backup facilities.

5 The weighted average number of outstanding shares for 2025 is 230,529,703; in 2024, this figure was 222,736,116

6 Taking into account the 30% withholding tax.

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This document is an English translation of the original Dutch report. In the event of any discrepancy between the Dutch and English versions,

the Dutch version shall prevail.

Changes in the fair value of financial assets and liabilities7

Changes in the fair value of financial assets and liabilities amount to -12.42 million euros or -0.05 euros per share during 2025 (compared to -23.7 million euros or -0.11 euros per share in 2024). This negative impact stems from the change in the fair value of the interest rate hedges (Interest Rate Swaps) as of December 31, 2025, resulting from the further rise in long-term interest rates during 2025 and the further extension of the maturity date of the interest rate hedges.

Changes in the fair value of financial assets and liabilities — qualifying hedging instruments — are calculated based on the mark-to-market (M-t-M) value of the interest rate swaps in place.

This change in fair value has no cash impact and represents an unrealized item, consequently, it is excluded from the financial result for analytical reporting purposes and it is shown separately in the income statement. The fair value of the interest rate hedges in place amounts to 32.9 million euros as of December 31, 2025.

Share in the profit or loss and in the unrealized results of subsidiaries, associated companies, and joint ventures accounted for using the equity method

The share in profit or loss and in unrealized gains and losses of subsidiaries, associated companies and joint ventures accounted for using the equity method amounts to 160.9 million euros or 0.70 euros per share during 2025 (compared to 267.8 million euros or 1.20 euros per share in 2024).

The share in the profit or loss and in the unrealized gains and losses of subsidiaries, associated companies and joint ventures accounted for using the equity method consists of the following components:

•	EPRA Earnings: 134.6 million euros;
•	Revaluation of financial instruments: 0.0 million euros;
•	Portfolio result: 31.6 million euros;
•	Depreciation and impairment of solar panels: -5.4 million euros.

Of the 160.9 million euros, 89 million euros originated from WDP Nederland N.V. (with a participation in WDP Development NL S.A.), 48 million euros originated from WDP Invest NV (with participations in WDP Romania S.R.L., Expo Market Doraly S.R.L., WDP Luxembourg SA, WDP Deutschland GmbH, WDP Deutschland Services GmbH, Catena AB, Site Industriel SA, Sisa Foetz SA, Sisa Energy SA, and nanoGrid BV), 15 million euros originated from WDP France SARL and 8 million euros originated from other subsidiaries.

Net result

After a tax result of -0.7 million euros, the net result for the 2025 financial year amounts to 353.9 million euros compared to a net result of 435.5 million euros in 2024.

The difference between the net result of 353.9 million euros and the EPRA Earnings of 218.0 million euros is attributable to the positive change in the fair value of the portfolio (IAS 40), the negative share in the profit or loss and in the unrealized results of the subsidiaries, associated companies and joint ventures accounted for using the equity method, the positive change in the fair value of interest rate hedging instruments, and the depreciation and impairment of the solar panels.

The main risks faced by the Company are those specific to the sector. For a complete overview of the risks, including their potential impact and the strategy adopted to mitigate that potential impact, please refer to the 2025 Annual Report available at www.wdp.eu (Chapter 6. Corporate Governance Statement and 7. Risk factors).

7 The impact of IFRS 9 is calculated based on the mark-to-market (M-t-M) value of the interest rate hedges entered into. The fluctuations in the fair value of the hedging instruments represent an unrealized and non-cash item (provided these products are held to maturity and are not settled early).

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This document is an English translation of the original Dutch report. In the event of any discrepancy between the Dutch and English versions,

the Dutch version shall prevail.

2.	Significant events after the financial year-end.

WDP Invest subscribed to a capital increase by Catena, which was carried out through an accelerated private placement. On January 23, 2026, a total of 604,204 shares were allocated to WDP Invest NV for an amount of approximately 276 million SEK (approximately 26 million euros), thereby maintaining the 10% ownership stake.

3.	Circumstances that could significantly affect the Company’s development

The following circumstances exist that could significantly affect the Company’s development:

Please refer to the 2025 Annual Report available at www.wdp.eu (Chapter 4. Performance and Trends).

4.	Research and development

No research and/or development activities were carried out during the financial year, given the nature and activities of the Company.

5.	Existence of the Company’s branches

The Company has one permanent establishment located at 7 Rue Jade, 36250 SAINT MAUR, France.

6.	Justification of the valuation methods

Not applicable.

7.	Conflict of interest

For further information, please refer to the 2025 Annual Report available at www.wdp.eu (Chapter 6. Corporate Governance Statement).

8.	Special transactions (capital increases within the framework of the authorized capital and repurchase of own shares)

In accordance with Article 8:4 of the Royal Decree of April 29, 2019, implementing the Code of companies and associations, WDP announces that on January 30, 2025, it repurchased 85,606 of its own shares. The shares were repurchased at a weighted average price (rounded) of 20.66 euros per share.

This repurchase transaction was carried out for the benefit of the members of its Executive Committee and within the limits of Article 7:215, §1, paragraph 3 of the CCA, which permits the Board of Directors to repurchase own shares in order to offer them to its employees; these shares must be transferred to the employees within twelve months of their acquisition. They were transferred on February 3, 2025.

In 2025, the Board of Directors exercised on two occasions the authorization granted to it on April 24, 2024 relating to the authorized capital for the contribution in kind of (all) 63 shares in Pielon BV, as well as for the contribution in kind in connection with the optional dividend for the financial year 2024. In 2025, the Board of Directors also exercised on three occasions the authorization granted to it on April 30, 2025 relating to the authorized capital for contributions in kind by Wholesale Real Estate Belgium NV, Kris De Leeneer BV and HINO MOTORS (EUROPE) NV, respectively. For more information regarding the authorized capital authorization, see Chapter 6. Corporate Governance Statement.

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This document is an English translation of the original Dutch report. In the event of any discrepancy between the Dutch and English versions,

the Dutch version shall prevail.

9.	Regarding the use of financial instruments by the Company and insofar as this is relevant to the assessment of assets, liabilities, financial position, and results
A.	The Company’s objectives and policies regarding risk management, including its policy on hedging all significant types of intended transactions for which hedge accounting is applied

WDP strives (at the consolidated level) to ensure, as much as possible, a match between its assets and liabilities throughout the cycle. In this respect, the portfolio generates a (consolidated) gross return of 6.2% (statutory: 5.7%), based on a very high visibility with a (consolidated) average lease term of 5.6 years (statutory 5.6 years) to first maturity date and 6.8 years (statutory 7.7 years) to final maturity date. These are subsequently financed with debt that currently bears an average cost of approximately 2.4, based on a high hedging ratio with long-term hedging instruments (4.2 years on average).

This high margin between yield and cost provides an adequate buffer to meet financial obligations, as reflected in an Interest Coverage Ratio8 of 5.0x. Furthermore, the visibility on both revenues and costs results in a robust cash flow.

WDP’s interest rate risk policy aims to mitigate interest rate fluctuations as much as possible and to optimize the cost of the debt. This is achieved through a centrally managed macro-hedging policy, in which interest rate derivatives are used exclusively to hedge financial debt. The Group does not use derivative financial instruments for speculative purposes.

The hedge ratio which measures the percentage of financial debt with a fixed or floating interest rate that are hedged through Interest Rate Swaps (IRSs) amounts to 89.7% on a statutory basis (consolidated: 89%)9 as of December 31, 2025 with a weighted average maturity of the hedges of 4.2 years and is expected to average 62.50% over the next five years.

However, WDP’s results remain subject to fluctuations (see also 5. Financial Results and outlook for a sensitivity analysis regarding short-term interest rates)

B.	The price risk, credit risk, liquidity risk, and cash flow risk faced by the Company

The main risks faced by the Company are those specific to the sector. For a complete overview of the risks, their potential impact, and the strategy adopted to mitigate that potential impact, please refer to the 2025 Annual Report available at www.wdp.eu (Chapter 6. Corporate Governance Statement and 7. Risk factors).

Finally, we request that you grant discharge to the members of the Board of Directors and the statutory auditor for their mandate during the past financial year.

Prepared on March 25, 2026, in Wolvertem,

THE BOARD OF DIRECTORS

Rik Vandenberghe Chair of the Board of Directors	Joost Uwents Managing Director

8 Defined as operating income (before portfolio income) divided by interest expense minus interest and dividends received minus payments for finance leases and similar items.

9 In the RREC’s hedging policy, the long maturity of its existing interest rate hedges implicitly assumes that the absolute level of outstanding debt will be maintained. See also the Annual Report Risk factors and the notes relating to the Financial instruments.

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